October 23, 2009

BY EDGAR AND HAND DELIVERY

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Orthofix International N.V.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 12, 2009
SEC File No. 0-19961

Dear Mr. Webb:

Set forth below are the responses of Orthofix International N.V. (“Orthofix” or the “Company”) to the staff’s letter of comment, dated September 30, 2009 (the “Comment Letter”), relating to the financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2008.  For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Mr. Jay Webb
October 23, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

1.
In future filings, please discuss the material terms of your commercialization and collaboration agreements.  For example, we note the agreements with the Musculoskeletal Foundation and Intelligent Implant Systems, LLC mentioned on page 57.

Response:

As further described in Response 2, the Company did not file the Musculoskeletal Transplant Foundation or Intelligent Implant Systems, LLC agreements as exhibits, or describe the material terms of such agreements in the Business section, because the Company concluded that each agreement was not material at the time of filing.  In future filings, the Company will describe the material terms of any commercialization or collaboration agreements that it concludes are material.

2.	Please tell us why you have not filed as exhibits the collaboration and commercialization agreements with the Musculoskeletal Foundation and Intelligent Implant Systems.

Response:

The Company acknowledges that it would be required to file the agreements referenced by the Staff as exhibits to its periodic reports if such agreements fell within the parameters of Item 601 of Regulation S-K, and in particular, Items 601(b)(2) or 601(b)(10).  The Company makes assessments of the materiality of its contracts in conjunction with the preparation of its periodic reports to be filed with the Commission.  With respect to the referenced agreements, the Company’s materiality assessment resulted in the determination that the referenced agreements did not fall within the parameters of Item 601 of Regulation S-K and, therefore, none of the referenced agreements were filed as exhibits to our periodic reports previously filed with the Commission. The expenses associated with the Musculoskeletal Transplant Foundation agreement were less than 2% of operating expenses, excluding impairment of goodwill and certain intangible assets and gain on sale of Pain Care® operations, and had no effect on revenue in the year ended December 31, 2008.  The expenses associated with the Intelligent Implant Systems, LLC agreement were less than 1% of operating expenses, excluding impairment of goodwill and certain intangible assets and gain on sale of Pain Care® operations, and had no effect on revenue in the year ended December 31, 2008.  If either agreement becomes material in the future, the Company will file such agreement as an exhibit.

Deleveraging the Balance Sheet, page 5

3.
In future filings, please revise to clarify, as disclosed on page 34, that your credit agreement, as amended, requires you to make mandatory prepayments.  Your disclosure in the front of the Form 10-K may otherwise be interpreted to suggest that you are making voluntary prepayments.

Mr. Jay Webb
October 23, 2009

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-K for the period ended December 31, 2009, revise the disclosure in the front of the Form 10-K to clarify if payments made in advance of the scheduled maturity date were voluntary prepayments or mandatory prepayments under our credit agreement as disclosed in the risk factors section of the Form 10-K.

Item 1A. Risk Factors, page 24

4.	In future filings, please expand the last risk factor on page 26 to disclose when the “current negotiations” began and disclose the status of the negotiations.

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-K for the period ended December 31, 2009, revise this disclosure to address the staff’s comment.

Legal Proceedings, page 37

5.
We note that you have received several subpoenas which you believe are related to “the compensation of physician consultants and related matters.”  Please also tell us the degree to which you are certain, and the basis for your certainty, that the subpoenas relate to these matters.  Please also describe for us in greater detail the nature of the underlying concerns regarding physician consultant compensation.

Response:

The Company has identified the following subpoenas which the Company believes are related to “the compensation of physician consultants and related matters:”  the subpoena issued by the Department of Health and Human Services, Office of Inspector General that was received by Blackstone on or about July 23, 2007 (hereinafter “OIG subpoena”), a federal grand jury subpoena issued by the United States Attorney’s Office for the District of Massachusetts that was received by the Company on or about January 7, 2008 (hereinafter “federal grand jury subpoena”), and the HIPAA subpoena that was issued by the United States Department of Justice that was received by the Company on or about April 29, 2009 (hereinafter “HIPAA subpoena”).

The basis for the Company’s belief includes the actual language of the requests for documents contained in the subpoenas.  For example, the OIG subpoena and the federal grand jury subpoena sought documents, inter alia, concerning:  “payments, other remuneration (including stock or stock options), or gifts to any of the Specified Physicians”; “expenses . . . incurred by the Company for any of the Specified Physicians”; “any services provided to the Company by any of the Specified Physicians”; and “discipline of any Company employee for engaging in conduct that involved actual or alleged kickbacks.”  The OIG subpoena and the federal grand jury subpoena also sought, “For each Specified Physician, documents sufficient to show the volume and value of the Company’s annual sales of products used by that Specified Physician.”  The Specified Physicians were proposed or actual physician consultants.

Mr. Jay Webb
October 23, 2009

The HIPAA subpoena also sought, inter alia, “a list of all payments, other remuneration (including stock or stock options or royalty rights or royalty payments), or gifts to, on behalf of or for the benefit of any physician or other person with whom the Company had a consulting agreement, stock option agreement or royalty agreement, or for any physician or person on any Medical Advisory Board of the Company” as well as “documents concerning the Company’s compliance and monitoring program concerning violations of the Anti-Kickback Statute or any other fraud and abuse laws.”

Notwithstanding the foregoing, and because relevant governmental authorities do not provide the Company with access to their investigation, the Company cannot provide any assurance that the true underlying purposes of the subpoenas is solely to inquire with respect to the foregoing.  However, the Company believes it is important to give investors an insight into management’s reasonable belief with respect to these matters, which is why the Company has disclosed that it believes these subpoenas relate to the compensation of physician consultants and related matters.

With respect to the nature of the underlying concerns regarding physician consultant compensation, the Company believes that the foregoing request language suggests that the government’s primary concerns relate to alleged kickbacks.  However, because relevant governmental authorities have not taken any formal actions other than to serve these subpoenas, there can be no assurance that our belief with respect to the government’s primary concerns are accurate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

6.
In future filings, please include a section that discloses the most important matters on which a company’s executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the financial statements.  When drafting the section for your Management’s Discussion and Analysis of Financial Condition and Results of Operations, please carefully review the guidance in Release 34-48960 (December 19, 2003).  A good overview should:

Mr. Jay Webb
October 23, 2009

•
be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•	include economic or industry-wide factors relevant to the company;
•
provide insight into the material opportunities, challenges and risks on which the company’s executives are most focused and the actions the company’s executives are taking to address those opportunities, challenges and risks; and

•	address other issues mentioned in the Release.

We note, for example, the themes and matters discussed in your February 12, 2009 earnings conference call.

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the period ended September 30, 2009, include a section in our Management’s Discussion and Analysis of Financial Condition and Results of Operations that discloses the most important matters on which our Company’s executives focus in evaluating financial condition and operating performance.  The Company will also provide context in this section for the discussion and analysis of the financial statements.

Critical Accounting Policies and Estimates, page 44

7.
Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please consider disclosing the following in future filings:

•
It appears to us from disclosures in Note 7 of your financial statements the fair value of your reporting units is determined using both the expected present value of future cash flows (income approach) and, to a lesser extent, comparable market indicators such as multiples of earnings measures (market approach).  Please disclose each of the valuation methodologies use to value goodwill herein.  Please include sufficient information in your revised future disclosures to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

Mr. Jay Webb
October 23, 2009

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response:

In response to the Staff’s comments we will revise future filings, including interim filings, to reflect the following form of disclosure.  Please note that as of September 30, 2009, there have been no indicators of goodwill impairment.  Accordingly, we intend to perform our annual impairment test during the fourth quarter of 2009.  In connection with our December 31, 2009 Form 10-K, we will respectfully  address the Staff’s comment regarding any changes to the Company’s assumptions and methodologies used for valuing goodwill impairment (if any) during 2009.

Annual Impairment Test and Reporting Units

The Company’s annual test for goodwill impairment is performed during the fourth quarter or more frequently if indicators suggest impairment may exist.  These indicators include, among others, declines in sales, earnings or cash flows, or the development of a material adverse change in the business climate.  The Company assesses goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component.  Consistent with prior years, the Company has identified four reporting units, which are consistent with the Company’s reporting segments; Domestic, Blackstone, Breg and International (see Note 17 to the Company’s consolidated financial statements).

In performing the annual impairment test, the Company utilizes a two-step approach.  The first step requires a comparison of each reporting unit’s carrying value to the fair value of the respective unit.  If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any.

Carrying Value

In order to calculate the respective carrying values, the Company records goodwill based on the purchase price allocation performed at the time of acquisition.  Corporate assets and liabilities that directly relate to a reporting unit’s operations are ascribed directly to that reporting unit. Corporate assets and liabilities that are not directly related to a specific reporting unit, but from which the reporting unit benefits, are allocated based on the respective revenue contribution of each reporting unit.

Mr. Jay Webb
October 23, 2009

Fair Value – Income Approach

The fair value of each reporting unit is estimated, entirely or predominantly, using an income based approach.  This income approach utilizes a discounted cash flow (DCF), which estimates after-tax cash flows on a debt free basis, discounted to present value using a risk-adjusted discount rate.

The Company believes the DCF generally provides the most meaningful fair value as it appropriately measures the Company’s income producing assets. The Company may consider using a cost approach but generally believes it is not appropriate, given the inability to replicate the value of the specific technology-based assets within our reporting units.  In circumstances when the DCF indicator of fair value is not sufficiently conclusive to support the carrying value of a reporting unit, we may consider a market approach in our determination of the reporting unit’s fair value.

In performing a DCF calculation, the Company is required to make assumptions about the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates and in connection therewith considers the following:

•
The determination of expected cash flows are based on the Company’s strategic plans and long-range planning forecasts which, to the extent reasonably possible, reflect anticipated changes in the economy and the industry.  Revenue growth rates represent estimates based on current and forecasted market conditions.  The profit margin assumptions are projected by each reporting unit based on historical margins, the current cost structure and anticipated net cost reductions.

•
The terminal value growth rate is used to calculate the value of cash flows beyond the last projected period in the DCF.  This rate reflects the Company’s estimates for stable, perpetual growth for each reporting unit.

•
The discount rates are based on the reporting unit’s risk-adjusted weighted average cost of capital, using assumptions consistent with publicly traded guideline companies operating within the medical device industry as well as Company specific risk factors for each reporting unit.

These inputs represent the Company’s best estimate, however, different cash flows, growth and discount rate assumptions could generate different fair values, potentially impacting the Company’s impairment assessment.

Mr. Jay Webb
October 23, 2009

Domestic, Breg and International Reporting Units

The fair value of the Domestic, Breg and International reporting units have been established using a DCF method.  These DCF results concluded the fair value of the Domestic, Breg and International reporting units exceeded the respective carrying values.

Blackstone Reporting Unit

During the third quarter of 2008, the Company indentified indicators of impairment with respect to the Blackstone reporting unit, prompting an interim impairment test.  The determination of the Blackstone fair value was calculated using a combination of income and market approaches, weighted based on guidance provided by an independent appraisal firm.  The income approach was based on a DCF model.  The market approach was based on the guideline transaction method, which derived applicable market multiples from the prices at which comparable companies have been acquired in the marketplace.  The Company applied a weighted average percentage of 75% - 25%, placing greater weight on the income approach, which provided a lower fair value.  This calculation resulted in a $126.9 million impairment loss, reducing the related goodwill balance to $9.4 million.

During 2007, the Company applied a 50% - 50% weighted average percentage to the income and market approaches.  Due to the uncertainty in the current economy and the lack of relevant market comparisons in 2008, the Company determined the income approach provided a more meaningful estimate as it considered specific Blackstone trends known to management and not the market.  Accordingly, greater weight was applied to the income approach in 2008.  Had Blackstone’s estimated fair value been derived from a 50% - 50% weighted average percentage to income and market approaches, the Company would have recognized $30.5 million less of a goodwill impairment loss in 2008.  Had the estimated fair value of Blackstone been derived entirely on the income approach, the Company would have recognized a complete goodwill impairment loss.

As of December 31, 2008, there were no significant changes related to the Blackstone fair value assumptions.  Accordingly, the annual impairment test as of December 31, 2008 resulted in no further impairment of the Blackstone reporting unit.

Mr. Jay Webb
October 23, 2009

Liquidity and Capital Resources, page 55

8.
We note, pursuant to the company’s senior secured credit facility, that certain subsidiaries have restrictions on their ability to pay dividends or make intercompany loan advances.  In future filings, please fully discuss, in Management’s Discussion and Analysis, the nature and extent of such restrictions of your subsidiaries’ net assets, the amount of those net assets, and the impact such restrictions have had and are expected to have on your ability to meet your cash obligations.  See Item 303(a) of Regulation S-K, including Instruction 6 thereof.

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the period ended September 30, 2009,  revise this disclosure in Management’s Discussion and Analysis to include information on how these restrictions impact the Company’s ability to meet cash obligations.

9.
In future filings, please disclose your fixed charge coverage ratio and leverage ratio at the end of the period covered by your filing.  Also, compare your ratios to the ratios in your credit agreement for the same period.  In addition, disclose the range of the ratios through 2010 and thereafter.

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the period ended September 30, 2009, revise this disclosure to include the actual fixed charge and leverage ratios as of the end of the period covered by the filing compared against the ratios in the credit agreement, and disclose the range of these ratios through 2010 and thereafter.

10.
In future filings, please disclose how you plan to be in compliance with the financial covenants of your credit agreement.  For example, we note your leverage ratio of 3.60 mentioned on page 32 of your From 10-Q for the quarter ended June 30, 2009 exceeds the 3.50 leverage ratio at September 30, 2009 mentioned on page 12 of the amended credit agreement filed as exhibit 10.19.

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the period ended September 30, 2009, include disclosure on how the Company plans to be in compliance with financial covenants of our credit agreement.

Mr. Jay Webb
October 23, 2009

Financial Statements, pages F-6

11.
We note the financial statements are not identified with the name of your company.  In future filings, please properly identify all financial statements as yours or tell us why you do not believe it is necessary to do so.

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the period ended September 30, 2009, will properly identify all financial statements with the Company’s name.

Notes to the Consolidated Financial Statements, page F-10

Note 17.  Contingencies, page F-33

12.
We note as a result of numerous Blackstone litigious matters discussed herein you are submitting loss claims for indemnification from an escrow fund established in connection with the Blackstone merger agreement.  We also note that as of December 31, 2008 and 2007, included in Other Current Assets is approximately $8.3 million and $2.1 million of escrow receivable balances related to the Blackstone matters described herein.  Given your disclosures in this Note and elsewhere in the filing that a significant amount of your claims against the escrow fund are being contested by the former shareholders of Blackstone, tell us your consideration of the collectability of the referenced escrow receivable balances.  Specifically tell us and revise future filings to disclose why you believe the escrow receivable amounts recorded at each balance sheet date are valid and realizable assets.

Response:

Under the terms of the Escrow Agreement and the Agreement and Plan of Merger (the Agreement), the Company can submit claims for reimbursement from the former shareholders of Blackstone.  These claims include any and all amounts, payments, losses, damages, claims, demands, actions or causes of action, liabilities, settlements, judgments, costs and expenses, including interest, penalties, fines and fees arising from several defined matters (collectively "claims").  These matters include, but are not limited to, (i) the breach, untruth or inaccuracy of any representation of Blackstone or its principal shareholders under the Agreement, (ii) claims by any former holder of Blackstone stock options that they are entitled to payments not reflected in the closing payment schedules, and (iii) any civil money penalties, fines, damages, assessments, recoupments, adjustments or offsets imposed or assessed against Blackstone or any of its subsidiaries by any “Governmental Authority” (as defined in the Agreement) after the closing date based on any action, inaction, event, condition, facts or circumstances that occurred or existed prior to the closing date.  Amounts included in the escrow receivable balance as of December 31, 2008 primarily consist of (a) attorneys fees and costs related to the government investigation manifested by the subpoena issued by the Department of Health and Human Services, Office of Inspector General that was received by Blackstone on or about July 23, 2007, a federal grand jury subpoena issued by the United States Attorney’s Office for the District of Massachusetts that was received by the Company on or about January 7, 2008, and the HIPAA subpoena that was issued by the United States Department of Justice and that was received by the Company on or about April 29, 2009, (b) settlements with former holders of Blackstone stock options for amounts not reflected in the closing payment schedules, and (c) costs related to qui-tam actions under the False Claims Act.  The Company believes that these amounts are indemnifiable under the terms of the Agreement referenced above.  In order to fund any such reimbursement, $50 million of the purchase price has been placed within the custody of an escrow agent.

Mr. Jay Webb
October 23, 2009

As described in Note 17 to our financial statements in the 2008 Form 10-K, the Company has submitted various claims for reimbursement.  Reimbursement claim amounts are recorded as an escrow receivable within other current assets to the extent the Company believes collection of the claims are reasonably assured.  Expenditures related to matters for which we believe collection is doubtful, are recognized in earnings when incurred.

Management, with the assistance of legal counsel, reviews all expenditures related to pre-acquisition Blackstone matters.  Indemnifiable claims, as defined in the Agreement, are submitted to the escrow.  At this time, the related receivable is considered realizable based on the Company’s substantial contractual rights described above.  We believe these reimbursement claim amounts represent legally enforceable claims to known amounts of cash and therefore have determined the escrow receivable represents a valid asset.

As noted in our 2008 Form 10-K, certain reimbursement claims are being contested by the former shareholders of Blackstone.  Despite management’s diligence and compliance with the reimbursement provisions of the Agreement and intent to vigorously pursue collection, we understand objections by the former Blackstone shareholders represent a potential risk that certain claims may be denied or reduced.  To mitigate this risk, the Company records a reserve against the escrow receivable during the period in which reimbursement claims are recognized.  Based on this reserve, we believe the $8.3 million escrow receivable as of December 31, 2008 is fully collectible. We further note for the Staff’s information that of the $8.3 million escrow receivable as of December 31, 2008, $998,930 has subsequently been collected by the Company from the escrow as of the date hereof.

Mr. Jay Webb
October 23, 2009

The Company will revise future filings to disclose why we believe the escrow receivable amounts recorded at each balance sheet date are valid and realizable assets.

Item 15.  Exhibits and Financial Statement Schedules, page 64

13.
We note that you did not attach any schedules to the credit agreement filed as exhibit 10.18.  For example, we note that schedules 2.4 and 6.13 are missing.  Please file as an exhibit the complete agreement.

Response:

The Company has not previously filed the schedules to the Company’s Credit Agreement, dated as of September 22, 2006, because the material contained in such schedules is either already otherwise disclosed in the agreement or would not be material to an investor’s understanding of the agreement or an investment decision.  As the staff is aware, Item 601(b)(2) of Regulation S-K provides that, in the context of material plans of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement, schedules (or similar attachments) need not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.  While the Company is aware that no similar specific exception is included in Item 601(b)(10), the Company believes that, by analogy, the same policy principles support the Company not filing the schedules to its credit agreement.

For example, the staff specifically references Schedules 2.4 and 6.13.  Schedule 2.4 is a form of swingline note.  The Company does not believe that filing this note would provide any additional information to investors, as the terms governing borrowing under the note are already disclosed in the text of the agreement.  Schedule 6.13 contains a list of bank account numbers for the Company and its subsidiaries.  The Company does not believe that providing this information would be of any value to investors.

The Company believes filing the schedules to the credit agreement would be unduly burdensome and costly to the Company and would not provide any material or useful information to existing or potential investors.  In particular, the Company notes that the schedules are approximately 100 pages in length.  Further, the Company believes that since many of the schedules to the credit agreement are substantially similar to disclosure schedules typically attached to merger agreements, that the policy rationale supporting the exception in Item 601(b)(2) supports the Company’s position that the schedules to the credit agreement should not be required to be filed.

Mr. Jay Webb
October 23, 2009

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008

Item 11.  Executive Compensation, page 9

Executive Compensation Philosophy, page 12

14.	In future filings if an element of your compensation for named executive officers is materially different than the 50th percentile, provide discussion and analysis as to why.

Response:

The Company respectfully acknowledges the Staff’s comment and in future filings will explain why a named executive officer’s compensation is materially different than the 50th percentile.

Annual Incentive Program, page 13

15.
We note that you do not disclose on pages 13 and 14 the amount of the targets or performance goals in order for your named executive officers to receive their non-equity incentive plan compensation.  Please confirm that you will disclose all performance targets in future filings. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response:

The Company respectfully does not believe that it should be required to disclose specific bonus plan performance targets as it believes that such targets may be appropriately omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  As described below, while these targets are quantifiable, their disclosure would result in competitive harm.  The Company will, in future filings, disclose in as much detail as possible how difficult it would be for the named executive officers and the Company to achieve the undisclosed specific performance targets, to the extent that such disclosure will not result in competitive harm.

Mr. Jay Webb
October 23, 2009

The Company operates in highly competitive markets, in which participants monitor their competitors carefully in an attempt to ascertain information about market strategy, technical developments and financial capacity.  One of the biggest challenges for marketing departments in such highly competitive industries is to model the strategies of competitors. Of particular importance is the relative value that each competitor places on revenue/sales growth compared to earnings/EBITDA growth.  The result of this comparison is a strong predictor of future pricing strategy and of the relative importance placed on earnings versus cash generation and the level of future investment in market development and technology.  By tracking bonus target patterns over a period of time, competitors could infer much about the Company's future strategies.  This information would help them build plans to counter those strategies, putting the Company and its shareholders at a significant disadvantage.  This disadvantage is magnified by the fact that several of the Company’s principal competitors for certain material product lines are foreign or privately-held companies, not subject to the same reporting requirements as U.S. public companies.

In addition, these targets take into account certain plans, programs and opportunities that may include specific acquisitions or plans for organic growth that may or may not, in any particular year, come to fruition.  As a result, disclosure of internal targets would compromise the Company’s planning and would enable competitors to gain insight into the Company’s achievement of strategic objectives.

Further, disclosure of these targets would provide our competitors with direct insight into compensation practices for our key employees, and allow them to adjust their own compensation structure to recruit our key employees, making us susceptible to losing them.

Lastly, we note that revenue growth and earnings per share (EPS) are both key drivers of the Company’s stock price and are followed closely by the investment community.  While the Company currently provides guidance regarding revenue and EPS for the current fiscal year, expressed as a range, the targets applicable to annual incentive program bonuses are not the same as the guidance that the Company releases to the investment community.  For example, a revenue or EBITDA target under the annual incentive program may be a number on the high or low end of the range, or possibly even outside that range.  If the Company were to disclose these targets, we believe that they would need to be accompanied by detailed explanations that they are not given for purposes of analyzing an investment, and could differ from projections made by the Company in other contexts.  We believe this situation could cause confusion for both shareholders reading the disclosure and investors analyzing the value of the Company’s common stock.  It could also harm the Company if readers disregard the cautionary explanation and treat the compensation target as the true indication of the Company’s expected results.  Further, it would undermine the Company’s judgment as to which guidance is appropriate (and sufficiently predictable) by causing the Company to include targets for metrics on which the Company does not provide annual guidance because it does not believe the information can be projected with a reasonable degree of certainty.

Mr. Jay Webb
October 23, 2009

Therefore, the Company believes that failing to maintain confidentiality with regard to its corporate targets for revenue/sales, cash flows and earnings/EBITDA would be competitively harmful, a disservice to its shareholders and outside the intent of applicable securities laws.

16.	In future filings, please clarify as applicable how you determined the relative size of the “Bonus” mentioned in footnote 2 to your summary compensation table.

Response:

The Company respectfully acknowledges the Staff’s comment and in future filings will explain how the Company determines the relative size of the “Bonus” in the summary compensation table.

Long-Term Equity-Based Incentives, page 16

17.
In future filings, please include as applicable substantive analysis and insight into how the compensation committee made its equity grant determinations with respect to each named executive officer.  Refer to paragraph (b)(1)(v) of Item 402 of Regulation S-K.  For example, please discuss and analyze how the compensation committee determined the actual amount of the equity grant that were awarded to your named executive officers and how and why those awards varied among the name executive officers.

Mr. Jay Webb
October 23, 2009

Response:

The Company respectfully acknowledges the Staff’s comment and in future filings will include an applicable substantive analysis and insight into how the compensation committee made its equity grant determinations with respect to each named executive officer.

Form 10-Q for the Quarterly Period Ended June 30, 2009

General

18.	Please tell us why you did not file as exhibits your agreements with the MBA Group and Novation mentioned in your April 15, 2009 and April 21, 2009 press releases.

Response:

The Company acknowledges that it would be required to file the agreements referenced by the Staff as exhibits to its periodic reports if such agreements fell within the parameters of Item 601 of Regulation S-K, and in particular, Items 601 (b)(2) or 601 (b)(10).  The Company makes assessments of the materiality of its contracts in conjunction with the preparation of its periodic reports to be filed with the Commission.  With respect to the referenced agreements, the Company’s materiality assessment resulted in the determination that the referenced agreements did not fall within the parameters of Item 601 of Regulation S-K and, therefore, none of the referenced agreements were filed as exhibits to our periodic reports previously filed with the Commission. If either agreement becomes material in the future, the Company will file such agreement as an exhibit.

Financial Information, page 3

Notes to the Condensed Unaudited Consolidated Financial Statements, page 6

Note 14,  Restructuring Charges, page 14

19.
We see that in the fourth quarter of 2008 you initiated a restructuring plan to improve operations and reduce costs at Blackstone and in connection therewith recorded net restructuring charges of $1.7 and $3.0 million, respectively, during the three and six months ended June 30, 2009.  With respect to the referenced or any other restructuring activities, in future filings please provide footnote and Management’s Discussion and Analysis disclosure that comply with the guidance in SFAS 146 and SAB Topic 5 (P)(4).

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the period ended September 30, 2009, will provide footnote and Management Discussion and Analysis disclosure that comply with the guidance in SFAS 146 and SAB Topic 5 (P)(4).

Mr. Jay Webb
October 23, 2009

Sales by Business Segment, page 24

20.	In future filings, clarify why you have a limited market release of your new product. We note the last sentence of the first paragraph of this section and the last sentence on page 27.

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the period ended September 30, 2009, will provide further definition of limited market releases.

* * * * * * * *

In connection with responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•
staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities & Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (617) 912-2912.  Thank you for your assistance.

Sincerely,

/s/ Robert S. Vaters

Robert S. Vaters
Executive Vice President and
Chief Financial Officer
Orthofix International N.V.